December 7, 2007

Terence O’ Brien

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Lennar Corporation

Form 10-K for the Fiscal Year Ended November 30, 2006

Filed February 8, 2007

Form 10-Q for the period ended August 31, 2007

Form 8-K filed November 6, 2007

File No. 1-11749

Dear Mr. O’ Brien:

This is the response of Lennar Corporation to your letter dated November 23, 2007 (the “Comment Letter”) containing comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to our above-referenced filings. For your convenience, we have reproduced the full text of each of the Staff’s comments in bold and provided our response to each comment immediately after the comment.

Form 10-Q for the period ended August 31, 2007

1.	We have read your response to comment 4 in our letter dated October 29, 2007. You have told us that your goodwill impairment testing done as of the third quarter of fiscal 2007 resulted in a goodwill impairment of $16.5 million that is attributed to only two reportable segments: homebuilding central and homebuilding other. However, you do not describe how this result came about, other than to state that the carrying value of certain divisions in those segments exceeded the fair value. As noted in our prior comment, the net carrying value of your assets at August 31, 2007, exceeded your market capitalization of $4.8 billion, and it is not clear why your goodwill impairment test did not result in write-offs in excess of $16.5 million or why there was no impairment of goodwill relating to your homebuilding east, homebuilding west, or financial services segments, based on the operations of these segments and the FAS 144 valuation adjustments recorded in these segments. Your supplemental response describes the method used to test goodwill but does not discuss the underlying reasons for these results. Please explain to us the underlying reasons the carrying value of these segments exceeded the fair values given these conditions, and explain to us the underlying reasons the impairment test did not result in write-offs in excess of $16.5 million, given the conditions noted. For example, your discussion may include an analysis of the assumptions used in your testing, considerations unique to each operating segment used in your analysis, and discussion of factors unique to your FAS 144 adjustments.

Response:

Prior to our goodwill impairment charge in the third quarter of 2007, we had goodwill of $68.7 million, $31.3 million, $46.3 million and $44.0 million, respectively, in homebuilding other and the homebuilding central, homebuilding east and homebuilding west reportable segments. As described in more detail below, our third quarter goodwill impairment charge related primarily to specific acquisitions made during the peak homebuilding years (2003 to 2005) in homebuilding other and the homebuilding central reportable segment. To the extent goodwill resulted from acquisitions during the peak homebuilding years, it increased the likelihood of a goodwill impairment charge at those divisions due to the premium values we paid for the respective land positions of such acquired companies. Conversely, to the extent that goodwill resulted from acquisitions prior to the peak homebuilding years, it decreased the likelihood of a goodwill impairment charge in those divisions because there could be significant declines in values without reducing the fair values of the companies below what they were when the companies were acquired. In addition, both homebuilding other and the homebuilding central reportable segment have generally underperformed in comparison to the divisions in the homebuilding east and homebuilding west reportable segments. Therefore, our analysis resulted in a third quarter write-off of goodwill of $16.5 million in homebuilding other and the homebuilding central reportable segment.

The goodwill impairment charge was mostly in homebuilding other and it related primarily to the acquisitions of Concord Homes and Summit Homes in the Chicago area in 2002, which has been one of the poorer performing markets for our company. The goodwill in our homebuilding east reportable segment relates mostly to the Maryland/Virginia market, where we acquired US Home and Patriot Homes in 2000 and 2002, respectively. The remainder of goodwill in our homebuilding east reportable segment is in Florida and relates mainly to our acquisition of US Home in 2000. The goodwill related to our homebuilding west reportable segment primarily relates to our acquisitions of Pacific Greystone and US Home in 1997 and 2000, respectively.

The companies discussed in the preceding paragraph were acquired in 1997, 2000 and 2002 before the significant growth in the homebuilding industry and the related appreciation in asset values that occurred from 2003 to 2005. Thus, despite the recent decrease in values of homebuilding assets due to the weak market conditions that have resulted in depressed operating results and FAS 144 impairments charges at our company and across the entire homebuilding industry, the fair value of net assets in the divisions within the homebuilding east and homebuilding west reportable segments were in excess of their carrying values at the time of our goodwill analysis.

As of August 31, 2007, our financial services segment had $61.2 million of goodwill. Despite our financial services’ segment operating loss in the third quarter of 2007, the financial services segment was profitable for the nine months ended August 31, 2007. In addition, the fair value analysis of our financial services segment indicated that its estimated fair value exceeded its carrying value at the time of our goodwill analysis and thus no goodwill impairment was recorded.

The valuation of our company was based on a combined income and market approach including a control premium. Under the income approach, the method we used was the discounted cash flow method. The analysis included operating income, interest expense, taxes, incremental working capital and long-term debt, as well as other factors. The projections used in the analysis were for a five-year period to represent what we consider to be normalized earnings.

Under the market approach, we first selected guideline public companies (i.e., other public homebuilders). We performed qualitative and quantitative analysis on each of the guideline public companies (including evaluating their market capitalizations) to assess their strengths and weaknesses and compared them to our company. After assessing the risk differences, we estimated the guideline company multiples to properly reflect the risk profile of our company. After careful review of the guideline companies as compared to our company and completing an analysis of both the equity method of valuation and the invested capital method of valuation, we concluded that the invested capital method of valuation was a reasonable basis for estimating our company’s fair value. One of the primary factors in our determination to use the invested capital method of valuation was due to the fact that our capital structure appears to have less debt as a percentage of capital than the guideline companies selected. Once we estimated the adjusted multiples, we applied the multiples to the operating results and to the book value of our company in order to estimate the fair value of our company before the application of a control premium.

The estimated fair value of our company as a result of this combined approach exceeded our market capitalization and exceeded the carrying value of the divisions within our segments, except for some divisions within the homebuilding central reportable segment and homebuilding other that recorded a goodwill impairment charge as noted above.

Subsequent to our third quarter of 2007, the homebuilding industry was impacted by a further deterioration in market conditions. Although our analysis of goodwill for the fourth quarter has not been completed, due to this further deterioration in market conditions, we expect to record goodwill impairment charges in the homebuilding east and homebuilding west reportable segments and further goodwill impairment charges in the homebuilding central reportable segment and homebuilding other.

Form 8-K filed November 6, 2007

2.	We note the slide presentation entitled “Aggressive Asset Management – Joint Ventures Exposure.” Please tell us: i) the purpose of the slide, ii) to whom the presentation was made and when, and iii) what future disclosures to your annual and periodic filings will be made, if any, related to the information contained herein.

Response:

The slide was presented at the UBS Building and Building Products 5th Annual CEO Conference on November 6, 2007. The information in the slide regarding the total equity and indebtedness amounts for all the unconsolidated entities in which we had interests had been included in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Report

on Form 10-Q for the quarterly period ended August 31, 2007, in a section captioned “Off-Balance Sheet Arrangements.” However, we had received inquiries as to what portion of the indebtedness of the unconsolidated entities related to our larger joint ventures. Those larger joint ventures were LandSource, Heritage Fields and Kyle Acquisition. Accordingly, in the presentation, we included the slide, which showed the portion of the total debt disclosed in the Form 10-Q that related to the three joint ventures and the portion of the debt that related to unconsolidated entities other than the three joint ventures.

Because of the possibility that the separate information about the three joint ventures might be material to investors who were not present at the UBS conference, and to ensure continuing compliance with Regulation FD and other provisions of the Federal securities laws relating to selective disclosure of material non-public information, shortly before the slide was presented at the UBS conference, we filed a report on Form 8-K relating to the slide and furnished the slide as an exhibit to that Report.

****

Lennar Corporation acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the Federal securities laws of the United States.

We hope the responses above fully address the Staff’s comments. If you have any questions or comments regarding any of our responses in this letter, please contact me by telephone at 305.229.6428 or by telecopy at 305.228.8383.

Sincerely,

/s/ Bruce E. Gross
Bruce E. Gross
Vice President and Chief Financial Officer
Lennar Corporation

cc: Jenn Do, Division of Corporation Finance